UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

JAKKS Pacific, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

47012E106

(CUSIP Number)

Yun Jiang

c/o Hong Kong Meisheng Cultural Company Limited

Room 1204, Mongkok Commercial Centre 16 Argyle Street, Mongkok, Kowloon, Hong Kong

p. + 86-0571-28231135

With a copy to:

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre SouthTower, Suite 823, 8th Floor, No. 1 Guang Hua Road, Chaoyang District, Beijing, 100871	Howard A. Kenny Morgan, Lewis & Bockius, LLP 101 Park Avenue New York, NY 10178

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 47012E106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hong Kong Meisheng Cultural Company Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong, China

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER
5,239,538

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
5,239,538

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,239,538

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.96%

14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 47012E106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Meisheng Cultural and Creative Corp., Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
PRC

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
5,239,538

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
5,239,538

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,239,538

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.96%

14.	TYPE OF REPORTING PERSON
CO

This Amendment No. 4 to Schedule 13D is filed by Meisheng Cultural and Creative Corp., Ltd., a PRC company listed on the Shenzhen Stock Exchange (“Meisheng”) and its wholly owned subsidiary, Hong Kong Meisheng Cultural Company Limited, a Hong Kong corporation (“Hong Kong Meisheng” and together with Meisheng, the “'Reporting Persons”) and supplements and amends the Statement on Schedule 13D filed on February 10, 2017, as well as Amendment Number 1 to that Schedule 13D filed on March 16, 2017, Amendment Number 2 to that Schedule 13D filed on May 3, 2017, and Amendment Number 3 to that Schedule 13D filed on January 25, 2018 with respect to the Common Stock, par value $0.001 per share (“Shares”) of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”).

Responses to each item of this Amendment No. 4 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented to add the following as a new fifth paragraph to Item 4:

On February 27, 2019, Meisheng issued an announcement (the “Announcement”) to the Shenzhen Stock Exchange providing an update on the status of its discussions with the Issuer. The Announcement summarized the status of such discussions as follows:

As of the date of the Announcement, the multi-party negotiations among the Reporting Persons, the Issuer and certain creditors of the Issuer have entered into the final stage in respect of a transaction in which Hong Kong Meisheng would subscribe for the newly issued Shares of the Issuer for a cash consideration of US$50 million and will hold a total of at least 51% of the outstanding Shares upon completion of the transactions.

In respect to the Issuer’s 4.875% convertible senior notes due 2020 issued on June 9, 2014, the recapitalization transaction is expected to involve an exchange by participating noteholders of such convertible senior notes for new secured notes due in 2024 in the same principal amount as the total outstanding principal amount of the convertible notes participating in the exchange together with all accrued and unpaid interest as of the completion of the recapitalization transaction, with cash interest at 8% per annum, and payment-in-kind interest of an additional 2.5% per annum, plus warrants for 15% of the outstanding Shares by the Issuer at a nominal exercise price (and which would provide anti-dilution protection under certain circumstances).

In respect to the Issuer’s 3.25% convertible senior notes due 2020 issued to Oasis Investments II Master Fund Ltd on November 7, 2017 and July 26, 2018 (the "Oasis Notes"), it is expected that on the date of completion of the capital recapitalization transaction, the original terms would be amended to extend the maturity date of Oasis Notes to 2024, and to add payment-in-kind interest of an additional 2.75% per annum.

As of the date of the Announcement and the date hereof, the parties have not executed or implemented any binding agreements (including any undertaking letter, term sheet or similar agreements) with respect to the matters summarized above which reflect only the latest negotiations among the parties.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own 5,239,538 Shares, or 17.96% of the issued and outstanding Shares of the Issuer, based upon 29,169,913 shares of Common Stock issued and outstanding as of September 30, 2018, according to the Form 10-Q filed by the Issuer on November 9, 2018.

(b) The Reporting Persons have the shared power to vote or direct the vote of 5,239,538 Shares to which this filing relates; and have the shared power to dispose or direct the disposition of 5,239,538 Shares to which this filing relates.

(c) None of the Reporting Persons nor the persons listed in Appendix A of the Initial Schedule 13D has effected such transactions in Issuer common stock during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 28, 2019	HONG KONG MEISHENG CULTURAL COMPANY LIMITED

		By:	/s/	Xiaoqiang Zhao
Xiaoqiang Zhao, its Executive Director

MEISHENG CULTURAL AND CREATIVE CORP., LTD.

		By:	/s/	Xiaoqiang Zhao
Xiaoqiang Zhao, its Director

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).